

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Juanzi Cui
Chief Executive Officer
MakingORG, INC.
385 S. Lemon Avenue #E 301
Walnut, CA 91789

Re: MakingORG, INC.
Form 10-K for the Year Ended December 31, 2021
Form 10-K/A for the Year Ended December 31, 2021
File No. 000-55260

Dear Juanzi Cui:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing